Exhibit 4.1

[Share Certificate #]	[Number of Shares]

Incorporated under the Laws of Bermuda

Canopius Holdings Bermuda Limited

THIS IS TO CERTIFY THAT [ Name of Shareholder ], of [ Address of Shareholder], is the registered holder of [ Number of Shares ] fully paid common shares of par value USD 0.01 each in Canopius Holdings Bermuda Limited, subject to the Memorandum of Association and Bye-Laws thereof.

DATED this [    ] day of [                    ], [        ].